November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (626) 449-1455

Charles T. Munger
Chairman and Chief Executive Officer
Wesco Financial Corporation
301 East Colorado Boulevard, Suite 300
Pasadena, CA 91101-1901

       Re: Wesco Financial Corporation
               Definitive 14A
               Filed March 29, 2007
               File No. 001-04720

Dear Mr. Munger:

       We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

       Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

       If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

                    Sincerely,

                    Craig Slivka
                    Attorney Advisor